Exhibit 99.2

Interim Consolidated Financial Statements of

SMART Technologies Inc.

Three and six months ended September 30, 2012 and 2011

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except per share amounts)

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Revenue	$170,764	$210,294	$345,308	$412,690
Cost of sales	94,185	113,281	188,051	215,409

Gross margin	76,579	97,013	157,257	197,281

Expenses
Selling, marketing and administration	42,088	43,092	90,194	89,643
Research and development	11,919	11,938	25,093	24,870
Depreciation and amortization of property and equipment	5,504	5,365	10,682	10,530
Amortization of intangible assets	2,393	2,383	4,785	4,778
Restructuring costs (note 2)	3,108	4,515	3,216	4,515
Interest expense	3,421	4,039	6,639	8,153
Foreign exchange (gain) loss	(8,343)	22,686	(2,028)	21,358

	60,090	94,018	138,581	163,847

Other (loss) income, net	(296)	93	(179)	239

Income before income taxes	16,193	3,088	18,497	33,673

Income tax expense (recovery) (note 10)
Current	1,738	8,246	5,068	16,157
Deferred	545	(5,755)	(1,932)	(6,130)

	2,283	2,491	3,136	10,027

Net income	$13,910	$597	$15,361	$23,646

Earnings per share (note 12)
Basic	$0.12	$0.00	$0.13	$0.19
Diluted	$0.11	$0.00	$0.12	$0.19

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Net income	$13,910	$597	$15,361	$23,646
Other comprehensive (loss) income
Unrealized (losses) gains on translation of consolidated financial statements to U.S. dollar reporting currency	(14)	121	381	131
Unrealized (losses) gains on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $14 and $30 for the three and six months ended September 30, 2012 (zero for the three and six months ended September 30, 2011)	(2,852)	7,508	(1,337)	7,059

	(2,866)	7,629	(956)	7,190

Total comprehensive income	$11,044	$8,226	$14,405	$30,836

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars, except number of shares)

	September 30, 2012	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$123,938	$95,535
Trade receivables (note 3)	104,817	94,286
Other current assets	14,065	13,822
Income taxes recoverable	16,001	10,071
Inventory (note 4)	74,645	110,810
Deferred income taxes	14,935	14,026

	348,401	338,550

Property and equipment (note 5)	107,076	109,567
Goodwill	34,173	34,173
Intangible assets (note 6)	27,665	32,339
Deferred income taxes	20,143	19,897
Deferred financing fees	4,013	5,039

	$541,471	$539,565

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$23,024	$33,908
Accrued and other current liabilities	78,146	86,555
Deferred revenue	36,757	34,034
Current portion of long-term debt (note 7)	3,050	3,050

	140,977	157,547

Long-term debt (note 7)	286,700	288,225
Other long-term liabilities	6,232	5,741
Deferred revenue	95,333	90,774
Deferred income taxes	7,564	8,887

	536,806	551,174
Guarantees and contingencies (note 13)
Shareholders’ equity (deficit)
Share capital (note 8)
Class A Subordinate Voting Shares—no par value
Authorized—unlimited
Issued and outstanding—41,275,654 shares as of September 30, 2012 and 41,762,810 shares as of March 31, 2012	453,467	458,585
Class B Shares—no par value
Authorized—unlimited
Issued and outstanding—79,464,195 shares as of September 30, 2012 and March 31, 2012	238,407	238,407
Treasury Shares—210,502 Class A Subordinate Voting Shares as of September 30, 2012 and 218,300 Class A Subordinate Voting Shares as of March 31, 2012	(575)	(593)
Accumulated other comprehensive loss	(11,738)	(10,782)
Additional paid-in capital (notes 8 and 9)	39,833	32,864
Deficit	(714,729)	(730,090)

	4,665	(11,609)

	$541,471	$539,565

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Equity (Deficit) (unaudited)

(thousands of U.S. dollars)

For the six months ended September 30, 2012

	Share capital stated amount	Deficit	Accumulated other comprehensive loss	Additional paid-in capital	Total
Balance as of March 31, 2012	$696,399	$(730,090)	$(10,782)	$32,864	$(11,609)
Net income	—	15,361	—	—	15,361
Participant Equity Loan Plan (note 8)	117	—	—	—	117
Repurchase of common shares (note 8)	(5,435)	—	—	4,685	(750)
Other comprehensive loss	—	—	(956)	—	(956)
Stock-based compensation	218	—	—	2,284	2,502

Balance as of September 30, 2012	$691,299	$(714,729)	$(11,738)	$39,833	$4,665

For the six months ended September 30, 2011

	Share capital stated amount	Deficit	Accumulated other comprehensive loss	Additional paid-in capital	Total
Balance as of March 31, 2011	$721,819	$(761,870)	$(11,894)	$8,672	$(43,273)
Net income	—	23,646	—	—	23,646
Participant Equity Loan Plan (note 8)	406	—	—	—	406
Repurchase of common shares (note 8)	(7,206)	—	—	4,335	(2,871)
Other comprehensive income	—	—	7,190	—	7,190
Stock-based compensation	—	—	—	5,610	5,610

Balance as of September 30, 2011	$715,019	$(738,224)	$(4,704)	$18,617	$(9,292)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Six months ended September 30,
	2012	2011
Cash provided by (used in)
Operations
Net income	$15,361	$23,646
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization of property and equipment	12,740	12,372
Amortization of intangible assets	4,785	4,778
Amortization of deferred financing fees	1,078	1,983
Non-cash interest expense (recovery) on long-term debt	588	(589)
Non-cash restructuring costs in other long-term liabilities	5	—
Stock-based compensation	2,502	5,610
(Gain) loss on foreign exchange	(2,304)	23,305
Deferred income tax recovery	(1,932)	(6,130)
Loss on disposal of property and equipment	401	197
Trade receivables	(8,933)	(18,963)
Other current assets	(48)	(309)
Inventory	36,987	(21,263)
Income taxes recoverable and payable	(5,731)	(3,234)
Accounts payable, accrued and other current liabilities	(20,656)	69
Deferred revenue	5,247	5,412

Cash provided by operating activities	40,090	26,884

Investing
Capital expenditures	(9,295)	(10,400)
Proceeds from sale of property and equipment	13	—
Intangible assets	(101)	—

Cash used in investing activities	(9,383)	(10,400)

Financing
Repurchase of common shares	(750)	(2,871)
Repayment of debt	(1,526)	(46,526)
Participant equity loan plan, net	144	223

Cash used in financing activities	(2,132)	(49,174)

Effect of exchange rate changes on cash and cash equivalents	(172)	(2,365)

Net increase (decrease) in cash and cash equivalents	28,403	(35,055)
Cash and cash equivalents, beginning of period	95,535	119,025

Cash and cash equivalents, end of period	$123,938	$83,970

Cash and cash equivalents are comprised as follows
Cash	$27,560	$13,997
Short-term investments	96,378	69,973

	$123,938	$83,970

Supplemental cash flow disclosures
Interest paid	$5,055	$6,856
Interest received	$220	$256
Income taxes paid	$10,678	$19,239
Amount of non-cash capital additions in accounts payable and accrued and other current liabilities	$1,887	$3,240

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

1. Basis of presentation and significant accounting policies

The interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in our annual audited consolidated financial statements. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2012, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

(a) Recently adopted accounting guidance

In June 2011, the Financial Accounting Standards Board (“FASB”) issued guidance on presentation of comprehensive income to increase its prominence in the financial statements. The new guidance eliminates the option to present components of other comprehensive income in the statement of shareholders’ equity. Instead, an entity is required to present the total of comprehensive income, the components of net income and the components of other comprehensive income in either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The Company adopted the guidance in the first quarter of fiscal 2013 and included two separate but consecutive statements.

In September 2011, the FASB issued guidance to simplify the testing of goodwill for impairment. The new guidance provides an entity with the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted the guidance in the first quarter of fiscal 2013. The adoption did not have a material impact on the Company’s results of operations, financial condition or disclosures.

2. Restructuring costs

(a) Fiscal 2013 restructuring

In August 2012, the Company announced a restructuring plan to implement additional cost reduction measures with the objective of improving the Company’s operating efficiencies and establishing a sustainable cost structure to support future growth opportunities. The restructuring plan included a worldwide reduction in workforce of approximately 70 employees. The Company incurred $1,987 in employee termination and associated outplacement costs in the three months ended September 30, 2012. The restructuring plan was completed during the three months ended September 30, 2012 and no further material costs are expected to be incurred.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2013 restructuring activities for the three months ended September 30, 2012 is summarized in the following table.

Employee Termination Benefits
Restructuring costs incurred	$1,987
Restructuring costs paid	(1,417)
Currency translation adjustment	(3)

Balance at end of period	$567

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

(b) Fiscal 2012 restructuring

In August 2011, the Company announced the transfer of the remainder of its interactive display assembly operations from its leased facility in Ottawa, Canada to existing contract manufacturers. The decision reflected the Company’s ongoing strategy to reduce costs in all areas of its operations and the transition was completed by March 31, 2012.

In December 2011, the Company ceased using the assembly and warehouse space at the Ottawa facility. As a result, the Company recorded lease obligation costs of $8,059 in the third quarter of fiscal 2012 based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term ending April 2017. The accrued lease obligation is reviewed quarterly and adjusted as required to ensure that it reflects the remaining obligation based on future lease expenditures and estimated future sublease rentals over the balance of the obligation period. During the three months ended September 30, 2012, the Company recorded additional restructuring costs of $1,020 as a result of a revised estimate of the future sublease rentals. The Company recorded accretion expense of $101 and $209 in the three and six months ended September 30, 2012, respectively.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2012 restructuring activities for the six months ended September 30, 2012 and 2011 is summarized in the following tables.

	Six months ended September 30, 2012
	Lease Obligation Costs	Employee Termination Benefits	Other Restructuring Costs	Total
Balance at beginning of period	$7,788	$—	$—	$7,788
Restructuring costs paid	(1,278)	—	—	(1,278)
Accretion expense	209	—	—	209
Adjustments	1,020	—	—	1,020
Currency translation adjustment	88	—	—	88

Balance at end of period	$7,827	$—	$—	$7,827

	Six months ended September 30, 2011
	Lease Obligation Costs	Employee Termination Benefits	Other Restructuring Costs	Total
Restructuring costs incurred	$—	$3,745	$770	$4,515
Restructuring costs paid	—	(980)	(770)	(1,750)
Currency translation adjustment	—	(197)	—	(197)

Balance at end of period	$—	$2,568	$—	$2,568

Total costs incurred by the Company to date under the fiscal 2012 restructuring plan totaled $14,604, comprised of employee termination benefits of $3,745, lease obligation costs of $9,404 and other restructuring costs of $1,455.

At September 30, 2012, the current portion of the accrued restructuring obligation of $2,817 (March 31, 2012 – $2,280) was included in accrued and other current liabilities with the remaining long-term portion of $5,577 (March 31, 2012 – $5,508) included in other long-term liabilities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

3. Trade receivables

	September 30, 2012	March 31, 2012
Trade receivables	$107,802	$97,390
Allowance for doubtful receivables	(2,985)	(3,104)

	$104,817	$94,286

4. Inventory

	September 30, 2012	March 31, 2012
Finished goods	$75,960	$106,614
Raw materials	3,950	5,704
Provision for obsolescence	(5,265)	(1,508)

	$74,645	$110,810

The provision for obsolescence is related to finished goods and raw materials inventory.

5. Property and equipment

	September 30, 2012	March 31, 2012
Cost
Building	$74,697	$73,626
Information systems, hardware and software	69,180	62,519
Assembly equipment, furniture, fixtures and other	47,617	44,398
Assets under construction	8,835	8,253

	200,329	188,796
Accumulated depreciation and amortization
Building	11,040	9,406
Information systems, hardware and software	46,866	39,414
Assembly equipment, furniture, fixtures and other	35,347	30,409

	93,253	79,229
Net book value
Building	63,657	64,220
Information systems, hardware and software	22,314	23,105
Assembly equipment, furniture, fixtures and other	12,270	13,989
Assets under construction	8,835	8,253

	$107,076	$109,567

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

6. Intangible assets

	September 30, 2012	March 31, 2012
Cost
Acquired technology	$29,600	$29,600
Customer relationships	17,500	17,500
Other intellectual property	3,930	3,814

	51,030	50,914
Accumulated amortization
Acquired technology	13,078	10,396
Customer relationships	8,546	6,796
Other intellectual property	1,741	1,383

	23,365	18,575
Net book value
Acquired technology	16,522	19,204
Customer relationships	8,954	10,704
Other intellectual property	2,189	2,431

	$27,665	$32,339

7. Long-term debt and credit facilities

	September 30, 2012	March 31, 2012
First lien facility	$289,750	$291,275
Current portion of long-term debt	(3,050)	(3,050)

	$286,700	$288,225

All debt and credit facilities are U.S. dollar facilities.

The First lien facility matures on August 28, 2014 and bears interest at LIBOR plus 2.75%. The Company has two revolving credit facilities totaling $100,000 that form part of the First lien facility: a $45,000 facility that bears interest at LIBOR plus 2.0% and a $55,000 facility that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 and were undrawn as of September 30, 2012.

8. Share capital

(a) Share capital

(i) Authorized

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares issuable in series.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

(ii) Issued and outstanding

Shares outstanding	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2012	41,762,810	218,300	79,464,195	121,445,305
Participant Equity Loan Plan	(17,500)	17,500	—	—
Stock-based compensation	25,298	(25,298)	—	—
Shares repurchased for cancellation	(494,954)	—	—	(494,954)

September 30, 2012	41,275,654	210,502	79,464,195	120,950,351

Stated amount	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2012	$458,585	$(593)	$238,407	$696,399
Participant Equity Loan Plan	168	(51)	—	117
Stock-based compensation	149	69	—	218
Shares repurchased for cancellation	(5,435)	—	—	(5,435)

September 30, 2012	$453,467	$(575)	$238,407	$691,299

(b) Participant equity loan plan

In 2009, the Company implemented a Participant Equity Loan Plan (the “Plan”) under which the Company loaned funds to certain employees for the purpose of allowing them to purchase common shares of the Company at fair market value as determined by a third party valuation.

Shares granted under the Plan are reported as share capital in shareholders’ equity at their value on the date of issue. The outstanding related loans and accrued interest are reported as a reduction of share capital.

Share capital increased by $168 in the six months ended September 30, 2012 as a result of Plan activity which consisted of loan principal and interest repayments totaling $240, interest accrued during the period of $44 and foreign exchange adjustments of $(28). Share capital increased by $406 in the six months ended September 30, 2011, as a result of Plan activity which consisted of loan principal and interest repayments totaling $278, interest accrued during the period of $58 and foreign exchange adjustments of $186. Also, during the six months ended September 30, 2012, 17,500 (2011 – zero) shares of employees who left the Company were repurchased by a subsidiary company resulting in a net reduction in share capital of $51 (2011 – zero) and related loans and accrued interest were repaid. In the three months ended September 30, 2012, 25,298 Class A Subordinate Voting Shares – Treasury Shares, held by a subsidiary company, were transferred to certain employees in settlement of vested restricted share units (note 9 (c)) which resulted in an increase in share capital of $218. Total loans and accrued interest amounted to $1,875 at September 30, 2012 (2011 – $2,216).

In 2010, the Plan was amended such that the 40% of shares with performance-based restrictions that did not become unrestricted as part of the Initial Public Offering (“IPO”) transaction, representing 24% of the total shares under the Plan, would become unrestricted in two equal installments on each of the next two anniversary dates of the IPO. As a result of this amendment, the difference between the fair value of the affected shares at the

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

date of the amendment and the fair value at the initial issuance of the shares is being recognized as stock-based compensation ratably on a graded basis over the period the restrictions lapse. The expense is included in selling, marketing and administration expense and research and development expense, with an offsetting credit to additional paid-in capital and is adjusted to reflect expected forfeitures based on Company historical data. Changes in the forfeiture rate will result in changes in the amount of compensation cost recognized over the amortization period. The total value expensed in the six months ended September 30, 2012 and 2011 was $590 and $4,041, respectively. The impact of the Plan amendment was fully amortized at September 30, 2012.

(c) Share repurchase plan

On August 19, 2011, the Company’s Board of Directors approved a share repurchase plan and normal course issuer bid to purchase for cancellation up to 4,000,000, or approximately 9%, of the Company’s 44,308,596 Class A Subordinate Voting Shares outstanding at that time. The shares were purchased in the open market at prevailing market prices over a 12-month period between August 25, 2011 and August 24, 2012. In the six months ended September 30, 2012, the Company repurchased for cancellation 494,954 Class A Subordinate Voting Shares at an average price of $1.51 per share for a total purchase price of $750, resulting in a reduction to stated capital of $5,435 and corresponding credit to additional paid-in capital of $4,685. As of September 30, 2012, the Company had repurchased for cancellation 2,822,440 Class A Subordinate Voting Shares at an average price of $3.72 per share for a total purchase price of $10,505. All the repurchased shares had been cancelled at September 30, 2012.

9. Stock-based compensation

The 2010 Equity Incentive Plan (“2010 Plan”) provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. Under the 2010 Plan, the Company has reserved for issuance Class A Subordinate Voting Shares representing up to 10% of the total outstanding Class A Subordinate Voting Shares and Class B Shares. At September 30, 2012 there were 6,408,083 stock-based awards available for future grant. Total stock-based compensation expense including the total value expensed as part of the Participant Equity Loan Plan (note 8) was $2,502 and $5,610 for the six months ended September 30, 2012 and 2011, respectively.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

(a) Stock options

A summary of the status of the Company’s stock options at September 30, 2012 and 2011 and changes during the three and six months then ended is as follows.

	Three months ended September 30,				Six months ended September 30,
	2012		2011		2012		2011
	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option
Balance at beginning of period	3,676,996	$7.65	3,186,582	$10.41	3,000,657	$9.11	1,416,000	$16.24
Granted	21,000	$1.40	131,000	$4.11	752,000	$1.61	1,917,082	$5.72
Exercised	—	$—	—	$—	—	$—	—	$—
Forfeited	(188,321)	$6.99	(164,369)	$14.91	(242,982)	$7.01	(179,869)	$15.05

Balance at end of period	3,509,675	$7.65	3,153,213	$9.91	3,509,675	$7.65	3,153,213	$9.91

Exercisable at end of period	268,235	$17.00	30,956	$17.00	268,235	$17.00	30,956	$17.00

The options granted in the six months ended September 30, 2012 and 2011 will vest over four years.

Stock-based compensation expense related to options included in selling, marketing and administration expense and research and development expense for the three months ended September 30, 2012 was $260 (2011 – $524), and for the six months ended September 30, 2012 was $742 (2011 – $938). As at September 30, 2012, the total compensation cost not yet recognized related to stock options was $4,804.

The weighted-average fair value of the stock options granted was calculated using the Black-Scholes-Merton (“BSM”) option-pricing model with the following assumptions.

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Fair value of stock options granted during the period	$0.68	$1.45	$0.77	$2.03
Assumptions
Risk-free interest rate	0.49%	0.65%	0.49% - 0.53%	0.65% - 1.17%
Volatility	64.7%	45.0%	63.4% - 64.7%	45.0%
Expected life in years	4.0	4.0	4.0	4.0
Expected dividend yield	0%	0%	0%	0%

The amounts computed according to the model may not be indicative of the actual values realized upon the exercise of the options by the holders.

The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed volatility used in the stock option valuation for options granted for the three and six months ended September 30, 2012 is the Company’s historical volatility from the Company’s IPO on July 20, 2010 to the date of grant. The assumed volatility for options granted prior to April 1, 2012 was the Company’s estimate of the

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

future volatility of its share price based on a review of the volatility of comparable public companies. The assumed expected life is the Company’s estimated expected exercise pattern of the options. The assumed dividend yield reflects the Company’s current intention to not pay cash dividends in the foreseeable future.

The Company estimates forfeitures at the time of grant based on the Company’s historical data and revises these estimates in subsequent periods if actual forfeitures differ from those estimates. The estimated annual future forfeiture rate is 10.0% at September 30, 2012.

(b) Deferred share units

Deferred share units (“DSUs”) are issued to independent directors of the Company and are settled upon retirement or death. DSUs may be settled in cash or shares of the Company at the option of the Company. Compensation expense is recorded at the date of grant based on the quoted market price of the Company’s Class A Subordinate Voting Shares with an offset to additional paid-in capital.

A summary of the status of the Company’s DSUs at September 30, 2012 and 2011 and changes during the three and six months then ended is as follows.

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
	Number of DSUs		Number of DSUs
Balance at beginning of period	60,000	30,000	30,000	—
Granted	—	—	30,000	30,000
Exercised	—	—	—	—
Forfeited	—	—	—	—

Balance at end of period	60,000	30,000	60,000	30,000

During the six months ended September 30, 2012, the Company issued 30,000 DSUs. Compensation expense relating to DSUs for the three and six months ended September 30, 2012 included in selling, marketing and administration expense amounted to nil and $49, respectively ($4 and $175 for the three and six months ended September 30, 2011, respectively).

(c) Restricted share units

Restricted share units (“RSUs”) are issued to executives and senior management of the Company and may be settled in cash or shares of the Company at the option of the Company.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

A summary of the status of the Company’s RSUs at September 30, 2012 and 2011 and changes during the three and six months then ended is as follows.

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
	Number of RSUs		Number of RSUs
Balance at beginning of period	2,843,075	648,750	595,075	—
Granted	40,000	—	2,300,000	648,750
Exercised	(25,298)	—	(25,298)	—
Forfeited	(44,667)	—	(56,667)	—

Balance at end of period	2,813,110	648,750	2,813,110	648,750

Vested at end of period	51,332	—	51,332	—

During the six months ended September 30, 2012, the Company issued 2,103,000 time-based RSUs which vest evenly over three years. Time-based RSUs are fair valued at the date of grant and compensation expense is recognized on a graded basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to time-based RSUs for the three and six months ended September 30, 2012 included in selling, marketing and administration expense and research and development expense amounted to $483 and $772, respectively ($224 and $243 for the three and six months ended September 30, 2011).

On June 22, 2012, 76,630 time-based RSUs vested with a fair value at the date of grant of $447. The value on the vesting date was $142. In the second quarter of fiscal 2013, 25,298 of these vested RSUs were settled through the transfer of 25,298 Class A Subordinate Voting Shares to holders of the vested RSUs. To effect this settlement, the Company purchased 25,298 Class A Subordinate Voting Shares from a wholly owned subsidiary. These shares had been acquired by the subsidiary from former participants of the Participant Equity Loan Plan (note 8 (b)). The Company purchased the shares from the subsidiary at their fair market value at the date of settlement.

During the six months ended September 30, 2012, the Company also issued 197,000 performance-based RSUs to executives of the Company. These performance-based RSUs vest after three years upon meeting total shareholder return performance criteria measured against a group of peer companies. Performance-based RSUs are fair valued at the date of grant and compensation expense is recorded on a straight-line basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to performance-based RSUs for the three and six months ended September 30, 2012 included in selling, marketing and administration expense and research and development expense amounted to $168 and $349, respectively ($196 and $213 for the three and six months ended September 30, 2011).

As at September 30, 2012, estimated total compensation expense not yet recognized related to all RSUs was $3,956.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

10. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows.

	Six months ended September 30,
	2012	2011
Income before income taxes	$18,497	$33,673
Combined tax rate	25.00%	26.13%

Expected income tax expense	4,624	8,799
Adjustments
Non-deductible, non-taxable items	155	5,512
Variation in foreign tax rates	565	1,067
Deferred income tax rate differences	132	216
Change in valuation allowance	544	(247)
Investment tax credits—current year	(2,835)	(2,633)
Investment tax credits—prior years	(168)	(3,657)
Other	119	970

Income tax expense	$3,136	$10,027

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiary files federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2007. Tax authorities in Canada, Germany and the U.S. are conducting examinations of local tax returns for various taxation years ending after March 31, 2007. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

The Company does not recognize tax benefits associated with uncertain tax positions unless the position is more likely than not to be sustained upon examination.

11. Product warranty

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in cost of sales. The accrued warranty obligation is reviewed quarterly to establish that it reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from the estimates. The accrued warranty obligation is included in accrued and other current liabilities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

The change in the Company’s accrued warranty obligation for the three and six months ended September 30, 2012 and 2011 is summarized in the following table.

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Accrued warranty obligation at beginning of period	$17,816	$12,144	$17,514	$11,543
Actual warranty costs incurred	(3,314)	(3,734)	(6,812)	(8,006)
Warranty provision	2,528	3,433	6,699	8,238
Currency translation adjustment	624	(950)	253	(882)

Accrued warranty obligation at end of period	$17,654	$10,893	$17,654	$10,893

12. Earnings per share amounts

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Net income for basic and diluted earnings per share available to common shareholders	$13,910	$597	$15,361	$23,646
Weighted-average number of shares outstanding—basic	120,984,474	123,651,870	121,176,797	123,712,000
Effect of dilutive securities—stock-based compensation	2,873,110	678,750	2,873,110	678,750

Weighted-average number of shares outstanding—diluted	123,857,584	124,330,620	124,049,907	124,390,750

Earnings per share
Basic	$0.12	$0.00	$0.13	$0.19
Diluted	$0.11	$0.00	$0.12	$0.19

The Company uses the treasury stock method to calculate diluted earnings per share. The weighted-average number of shares outstanding reflects Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis for the three and six months ended September 30, 2012 and 2011. Options to purchase 3,509,675 and 3,153,213 Class A Subordinate Voting Shares were outstanding at September 30, 2012 and 2011, respectively. During both the three and six months ended September 30, 2012, 721,000 options (131,000 and 1,870,998 for the three and six months ended September 30, 2011), had an exercise price lower than the weighted-average trading price of underlying Class A Subordinate Voting Shares. These options were excluded from the calculation of diluted earnings per share because the combined exercise price and unamortized fair value is greater than the average trading price of the Class A Subordinate Voting Shares for the three and six months ended September 30, 2012 and 2011 and therefore their inclusion would have been anti-dilutive. All other options were excluded from the computation of diluted earnings per share because their exercise prices exceeded the trading price of the underlying Class A Subordinate Voting Shares during the three and six months ended September 30, 2012 and 2011.

Diluted earnings per share includes the dilutive impact of outstanding DSUs and RSUs based on the average trading price of Class A Subordinate Voting Shares for the three and six months ended September 30, 2012 and 2011.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

13. Guarantees and contingencies

(a) Securities Class Actions

Since December 2010, several putative class action complaints against the Company and other parties have been filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. The New York actions were subsequently dismissed voluntarily. Pursuant to the provisions governing class action litigation as set out in the Private Securities Litigation Reform Act of 1995, in June 2011, the U.S. District Court for the Northern District of Illinois appointed, as Lead Plaintiff, the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust. In October 2011, the Court granted the defendants’ motion to transfer the case to the U.S. District Court for the Southern District of New York where it is now pending. A consolidated amended class action complaint was filed in November 2011. A motion to dismiss the case was filed by the defendants in the New York court on January 6, 2012 and, on April 3, 2012, the Court granted in part and denied in part the motion. A Second Amended Complaint was filed on April 23, 2012 and the Company filed a motion to dismiss the amended claims on May 11, 2012. On August 21, 2012, the Court denied the Company’s motion to dismiss the amended claims. Following an initial conference with the Court in September 2012, the case has now entered into the discovery phase of the process with trial currently scheduled for July 2013.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO. A second class proceeding was subsequently initiated by the same law firm with an Ontario-based plaintiff. Originally, the plaintiffs indicated that they would consolidate the two actions; however, they have now applied to stay the first and will be proceeding only with the second action. The hearing to determine whether the matter will be certified to proceed as a class action is scheduled for January 31 – February 1, 2013.

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares. The Company is of the view that this proceeding is not materially different than the aforementioned matter being heard in the Southern District of New York. In October 2011, the defendants removed the case to the U.S. District Court for the Northern District of California. Thereafter, the defendants filed a motion to transfer the case to the U.S. District Court for the Southern District of New York, and plaintiffs filed a motion to remand the case to California state court. On September 28, 2012, the Court granted the plaintiff’s motion to remand the case to California state court, where it is now pending, and denied as moot the defendants’ motion to transfer.

All of the claims in Canada and the United States are essentially based on the allegation that the Company misrepresented or omitted to fully disclose demand for its products.

The foregoing litigation proceedings are in their early stages. As a result, the Company is not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against the Company with such proceedings (or any related proceedings).

(b) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, the Company may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by the Company and each director and officer on or about the time of their appointment to their respective office.

(c) Other Litigation

In addition to the putative class action complaints described above under “Securities Class Actions”, the Company is involved in various other claims and litigation arising in the normal course of business. While the outcome of these other matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of such other claims and litigation, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

14. Segmented disclosure

The Company reports segmented information as a single reportable business segment based upon the manner in which related information is organized and managed. The Company’s operations are substantially related to the design, development and sale of hardware and software of interactive displays and related products that enable group collaboration and learning.

The Company conducts business globally. Revenue information relating to the geographic locations in which the Company sells products is as follows.

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Revenue
United States	$91,331	$128,504	$198,624	$266,396
Canada	7,909	11,001	22,462	26,861
Europe, Middle East and Africa	56,358	50,599	94,362	84,480
Rest of World	15,166	20,190	29,860	34,953

	$170,764	$210,294	$345,308	$412,690

For the six months ended September 30, 2012 and 2011, no single customer accounted for more than 10% of revenues.

15. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

(a) Foreign exchange rate risk

Foreign exchange risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and both the U.S. dollar (“USD”), and the Euro (“EUR”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange (gain) loss in the consolidated statements of operations.

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company currently does not apply hedge accounting to its interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software that enables group collaboration and learning to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and receivables accounts are adjusted as required. Receivables balances are charged against the allowance when the Company determines that it is probable that the receivable will not be recovered. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk (note 3).

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active; or inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

September 30, 2012

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$96,378	$—	$—	$96,378
Derivative instruments	—	939	—	939

Total assets	$96,378	$939	$—	$97,317

Liabilities
Derivative instruments	$—	$1,632	$—	$1,632

Total liabilities	$—	$1,632	$—	$1,632

March 31, 2012

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$76,114	$—	$—	$76,114
Derivative instruments	—	891	—	891

Total assets	$76,114	$891	$—	$77,005

Liabilities
Derivative instruments	$—	$908	$—	$908

Total liabilities	$—	$908	$—	$908

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

(a) Fair value of derivative contracts

September 30, 2012

	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$683 (6 (38	) )	Oct 2012 to Jul 2013 Oct 2012 to Aug 2013 Oct 2012 to Aug 2013	1.0000 - 1.0439 1.2458 - 1.3364 1.5709 - 1.6162	USD 22,000 EUR 18,500 GBP 7,000

	$639

Interest rate derivative contracts	$(1,332)		Aug 2014	0.750% - 0.945%	50% of the outstanding principal on the first lien term loan over the contract term

March 31, 2012

	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$749 95 (144)	Apr 2012 to Jan 2013 Apr 2012 to Jan 2013 Apr 2012 to Feb 2013	0.9798 - 1.0617 1.3304 - 1.3617 1.5556 - 1.6068	USD 24,000 EUR 7,000 GBP 7,500

	$700

Interest rate derivative contracts	$(717)	Aug 2014	0.750% - 0.945%	50% of the outstanding principal on the first lien term loan over the contract term

The Company enters into foreign exchange forward derivative contracts to hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. The fair value of foreign exchange derivative contracts of $939 is included in other current assets at September 30, 2012 (March 31, 2012 – $891). The fair value of foreign exchange derivative contracts of $300 is included in accrued and other current liabilities at September 30, 2012 (March 31, 2012 – $191). Changes in the fair value of these contracts are included in foreign exchange (gain) loss. The Company recorded a gain of $1,404 and a loss of $5,087 for the three months ended September 30, 2012 and 2011, respectively and a gain of $1,260 and a loss of $5,110 for the six months ended September 30, 2012 and 2011, respectively.

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $677 at September 30, 2012 (March 31, 2012 – $484). The fair value of interest rate derivative contracts included in other long-term liabilities is $655 at September 30, 2012 (March 31, 2012 – $233). Changes in the fair value of these contracts are included in interest expense. The Company recorded a loss of $432 and a gain of $241 for the three months ended September 30, 2012 and 2011, respectively and a loss of $614 and a gain of $593 for the six months ended September 30, 2012 and 2011, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived by the Company’s counterparties to such contracts, all of which are independent third parties. The assets and liabilities

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2012 and 2011

are valued by such third parties using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates. Valuations are reviewed by the Company.

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

(b) Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of debt was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves, plus a discount rate that is intended to represent our credit risk for secured or unsecured obligations. We estimate our credit risk based on our corporate credit rating and the credit rating on our variable-rate long-term debt and utilize benchmark yield curves that are widely used in the financial industry.

The carrying value and fair value of the Company’s long-term debt as at September 30, 2012 and March 31, 2012, are as follows.

	September 30, 2012		March 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt	$289,750	$293,286	$291,275	$289,340

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.

16. Related party transactions

All transactions with related parties were nominal for the six months ended September 30, 2012 and 2011.

17. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.